UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Global Eagle Entertainment Inc.

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

37951D102

(CUSIP Number of Class of Securities)

Steven M. Hoffman

Wellington Management Company, LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 790-7429

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Management Company, LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,425,222

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,425,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,222

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%(1)

14.	Type of Reporting Person IA

(1)                                 Based on 52,752,890 shares of Common Stock issued and outstanding as of December 26, 2013 plus 257,058 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102	SCHEDULE 13D

This Amendment No. 5 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Wellington Management Company, LLP (“Wellington Management”), Wellington Hedge Management, LLC (“WHML”) and Wellington Hedge Administrator, LLC (“WHAL”) with the SEC on February 8, 2013, as amended by Amendment No. 1 to such statement filed with the SEC on October 29, 2013, Amendment No. 2 to such statement filed with the SEC on November 14, 2013, Amendment No. 3 to such statement filed with the SEC on November 27, 2013 and Amendment No. 4 to such statement filed with the SEC on December 23, 2013 (as further amended by this Amendment, the “Schedule 13D”).  As indicated in Item 5(e) of Amendment No. 3, WHML and WHAL are no longer Reporting Persons with respect to this Schedule 13D.

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended to add the following information:

(a) and (b)                                       As of the date hereof:

Wellington Management, in its capacity as investment adviser, may be deemed to be the beneficial owner of 2,425,222 shares of Common Stock, consisting of (i) 2,168,164 shares of Common Stock held by the Clients and (ii) 257,058 shares of Common Stock underlying warrants held by the Clients.  Such shares represent beneficial ownership of 4.6% of the Common Stock, based on 52,752,890 shares of Common Stock issued and outstanding as of December 26, 2013.  The foregoing excludes 536,231 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44’s indemnification obligations under the Merger Agreement.

The Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by the Reporting Person as indicated herein.

(c)                                  Except as set forth on Schedule A attached hereto, no transactions were effected by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D through January 6, 2014.  All of the transactions set forth on Schedule A were effected in the ordinary course of business of the Reporting Person on behalf of its Clients.  The transactions set forth in Schedule A were effected in open market transactions on the Nasdaq Capital Market.

(e)                                  Wellington Management ceased to be the beneficial owner of more than 5.0% of the Common Stock as of January 6, 2014.  Accordingly, following the filing of this Amendment, Wellington Management will no longer be a Reporting Person with respect to this Schedule 13D.

CUSIP No. 37951D102	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2014

WELLINGTON MANAGEMENT COMPANY, LLP

	By:	/s/ Steven M. Hoffman
	Name:	Steven M. Hoffman
	Title:	Vice President

CUSIP No. 37951D102	SCHEDULE 13D

Schedule A

	Number of
Trade Date	Shares Disposed of	Price per Share

12/20/2013	11,049	14.7300
12/20/2013	14,310	14.7300
12/24/2013	10,900	15.0000
12/24/2013	6,700	15.0000
12/24/2013	4,600	15.0000
12/24/2013	8,000	15.0000
12/24/2013	1,600	15.0000
12/24/2013	7,900	15.0000
12/24/2013	8,500	15.0000
12/24/2013	1,800	15.0000
12/26/2013	9,800	15.0200
12/26/2013	6,100	15.0200
12/26/2013	4,100	15.0200
12/26/2013	7,200	15.0200
12/26/2013	1,500	15.0200
12/26/2013	7,000	15.0200
12/26/2013	7,600	15.0200
12/26/2013	1,600	15.0200
12/30/2013	53	14.8500
12/30/2013	338	14.8500
12/30/2013	69	14.8500
12/30/2013	8,240	14.8500
12/30/2013	5,600	14.8500
12/30/2013	1,700	14.8500
12/30/2013	11,300	14.8500
12/30/2013	16,600	14.8500
12/30/2013	1,600	14.8500
12/30/2013	2,900	14.8500
12/30/2013	1,600	14.8500
12/31/2013	22,500	14.6100
12/31/2013	33,200	14.6100
12/31/2013	209	14.6100
12/31/2013	491	14.6100
12/31/2013	2,900	14.6100
12/31/2013	5,700	14.6100
12/31/2013	2,900	14.6100
12/31/2013	1,700	14.6100
12/31/2013	2,700	14.6100
12/31/2013	15,500	14.6100
12/31/2013	10,500	14.6100
12/31/2013	1,700	14.6100

CUSIP No. 37951D102	SCHEDULE 13D

01/02/2014	11,600	14.6500
01/02/2014	17,219	14.6500
01/02/2014	381	14.6500
01/02/2014	1,800	14.6500
01/02/2014	2,900	14.6500
01/02/2014	1,800	14.6500
01/02/2014	8,500	14.6500
01/02/2014	5,800	14.6500
01/06/2014	1,600	14.8500
01/06/2014	3,800	14.8500
01/06/2014	2,600	14.8500
01/06/2014	6,200	14.8500
01/06/2014	9,100	14.8500
01/06/2014	1,700	14.8500
01/06/2014	30,000	15.2135
01/06/2014	18,600	15.2135
01/06/2014	12,600	15.2135
01/06/2014	22,100	15.2135
01/06/2014	1,800	15.2135
01/06/2014	3,100	15.2135
01/06/2014	21,400	15.2135
01/06/2014	23,400	15.2135
01/06/2014	19,300	15.2135
01/06/2014	28,500	15.2135
01/06/2014	800	15.2135
01/06/2014	2,000	15.2135
01/06/2014	5,400	15.2135
01/06/2014	3,200	15.2135
01/06/2014	2,200	15.2139
01/06/2014	2,700	15.2139
01/06/2014	1,400	15.2139
01/06/2014	2,500	15.2139
01/06/2014	13,200	15.2139
01/06/2014	8,900	15.2139
01/06/2014	1,900	15.2139